Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

VIA EDGAR

April 13, 2015

Re:       Allianz Life Insurance Company of North America and Allianz Life Variable Account B (SEC File No. 811-05618)

Rule 485(b) Amendment to Registration Statement No.	( ‘33 Act) Post-Effective Amendment No.	(’40 Act) Amendment No.
333-182989	10	433

Dear Sir/Madam:

Enclosed for filing please find the Post-Effective Amendment No. 10 to the Form N-4 Registration Statement for the above-referenced Registrant filed pursuant to Rule 485(b).

We received oral comments from you on March 20, 2015 and on April 6 and 13, 2015 with respect to Registrant’s Post-Effective Amendment No. 9 to the Registration Statement filed on February 13, 2015. This letter responds to those comments. All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on February 17, 2015.

APRIL 13th COMMENTS

General

Comment:

Please remove all references to “current” when discussing the Rate Sheet Prospectus Supplement in the prospectus.

Response:

Revised as requested.

APRIL 6th COMMENTS

Rate Sheet Prospectus Supplements

Comment:

Please remove the sentence indicating this supplement replaces or supersedes any prior supplements as this is the first supplement. However, this sentence should appear on all future supplements.

Response:

Revised as requested.

General

Comment:

When discussing the Rate Sheet Prospectus Supplement in the prospectus, please clarify that “current” means the supplement that is in effect on the Rider Effective Date. Please apply this throughout the prospectus. However, use of “current” in the actual Rate Sheet Prospectus Supplement itself is acceptable.

Response:

Revised as requested.

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Fee Table - Examples

Comment:

The example in the Fee Table should reflect the highest fees for the benefits available to a current purchaser. However, if the highest possible fees are actually for previously available benefits where owners can still make additional purchase payments, those examples should appear in an Appendix to the prospectus. Also, if the combination of benefits producing the highest fees changes over the listed time periods, you should include examples for all years for each combination of benefits, and then add disclosure explaining this (e.g., this benefit combination had the highest expenses in year 1, but the other had the highest expenses in years 3, 5 and 10).

Response:

Revised as requested.

Tandy representation in the filing letter

Comment:

The current Tandy language is inaccurate. Please review the most recent SEC comment letter for an initial registration statement and copy that language.

Response:

Revised as requested and included at the end of this letter.

MARCH 20th COMMENTS

Rate Sheet Prospectus Supplements

Comments:

a)	The Rate Sheet Prospectus Supplements cannot be placed in a prospectus appendix. These supplements must be attached to the front of the prospectus.

b)	Please remove the sentence stating you are under no obligation to provide notice that the supplement is no longer in effect.

c)	Please remove the sentence regarding confirming current rates with a Financial Professional.

d)	In the Income Protector Rates Table, please change the title of the third column to “Payment Percentages Table.”

e)	In the first bullet of the Note to the Income Protector Rate Sheet Prospectus Supplement, please clearly state the minimum exercise age.

f)	Please acknowledge that on all future Rate Sheet Prospectus Supplements you will add a sentence stating that this supplement replaces and supersedes all prior Rate Sheet Prospectus Supplements.

g)	Please add a sentence to both Rate Sheet Prospectus Supplements stating where this document can be found on the EDGAR website.

h)	Please acknowledge that all historical Rate Sheet Prospectus Supplement values will appear in an appendix to either the prospectus or the SAI.

Responses:

a)	Acknowledged.

b)	Revised as requested.

c)	Revised as requested.

d)	Revised as requested.

e)	Revised as requested.

f)	Acknowledged.

g)	Revised as requested.

h)	Acknowledged.

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1.	Cover Page (pages 1 and 2)

Comments:

a)
Instead of removing the paragraph describing the Income Focus, please state the benefit is no longer available and provide a cross reference to the appendix that discusses this benefit for existing owners.

b)	Please state that the Rate Sheet Prospectus Supplement applies only to currently issued riders.

c)	Please provide a cross reference to the appendix where the Rate Sheet Prospectus Supplement information for older versions of benefits can be found.

Responses:

a)	Revised as requested.

b)	Revised as requested.

c)	Revised as requested.

2.	Glossary (pages 6-10)

Comment:

In the definition of Annual Increase Percentage, please refer the reader to the Rate Sheet Prospectus Supplement provided at the time of purchase as this supplement will no longer appear in an appendix. Also please remove reference to potential future changes to the Annual Increase Percentage.

This comment also applies to the definitions of Earliest Anniversary, Future Anniversary, Guarantee Percentage, Guarantee Years, and Payment Percentages.

Response:

Revised as requested.

3.	Fee Tables - Examples (page 14)

Comment:

Please revise the examples to reflect the most expensive combination of benefits that were ever offered by this prospectus for each time period assuming those owners can still make additional purchase payments.

Response:

Revised as requested.

4.	Selection of Optional Benefits (pages 49 - 51)

Comment:

In the first sentence of the paragraph that appears directly above the “Replacing Optional Benefits” heading, please restore the references to Income Focus assuming existing owners can still remove this benefit from their contract.

Response:

Revised as requested.

5.	Section 11.a - Income Protector (pages 52 - 51)

Comments:

a)
In the paragraph describing the Income Protector Rate Sheet Prospectus Supplement, please refer the reader to the supplement provided at the time of purchase as this supplement will no longer appear in an appendix.

This comment also applies to the Investment Protector Rate Sheet Prospectus Supplement.

b)	In the paragraph describing the Income Protector Rate Sheet Prospectus Supplement, please change the word “reduce” to “change” in the second sentence.

This comment also applies to the Investment Protector Rate Sheet Prospectus Supplement.

c)
In the first sentence of the first paragraph under the “Calculating Your Lifetime Plus Payments” heading please remove the word “current” when discussing the Payment Percentage provided by the Income Protector Rate Sheet Prospectus Supplement. Please also make this change to any other such occurrence in the prospectus.

Responses:

a)	Revised as requested.

b)	Revised as requested.

c)	Revised as requested.

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I hereby represent that the enclosed Post-Effective Amendment does not contain disclosure which would render it ineligible to become effective pursuant to Securities Act Rule 485(b).

Additional required exhibits are included in this amendment. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

The action of the Commission or the staff in reviewing the filing does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant is responsible for the adequacy and accuracy of disclosures in the filing. The staff’s comments and the Registrant’s changes to the disclosure in response to the staff’s comments do not relieve the Registrant from this responsibility. The Registrant may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg

            Stewart D. Gregg

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